AM 2/24/2004

04002198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 19 2004

SEC FILE NUMBER
8- 52394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATKINS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (*Do not use* P.O. Box No.)

722 W. SHEPARD LANE, SUITE 103
(No. and Street)

FARMINGTON	UT	84025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER WATKINS 801-451-6367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAINES GOODWIN & CO P.C.
(Name – *if individual, state last, first, middle name*)

136 EAST SOUTH TEMPLE, SUITE 825, SALT LAKE CITY		UT	84111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER M. WATKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WATKINS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC
NANCY NAPPI
722 W. Shepard Ln. #103
Farmington, Utah 84025
My Commission Expires
April 1, 2006
STATE OF UTAH

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

goodwin dg cpas

a professional corporation

WATKINS FINANCIAL SERVICES, INC.

Independent Auditor's Report
December 31, 2003 and 2002

CONTENTS

daines goodwin cpas
a professional corporation

January 21, 2004

Independent Auditor's Report

To the Shareholders and Board of Directors of
Watkins Financial Services, Inc.

We have audited the accompanying balance sheets of Watkins Financial Services, Inc. as of December 31, 2003 and 2002, and the related statements of income, shareholders equity, and cash flows for the years then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flow for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying "additional information" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rules 15c3-1 and 17a5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daines Goodwin & Co., P.C.

Daines Goodwin & Co.
136 East South Temple, Suite 825, Salt Lake City, Utah 84111 • Tele: 801.363.3400 • Fax: 801.363.5886
Website: www.dgcpa.net • E-mail: admin@dainescpa.com
Certified Public Accountants & Business Advisors • Members AICPA & UACPA

Watkins Financial Services, Inc.

Balance Sheets

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash	$ 15,573	$ 14,989
Receivables from customers	17,879	11,940
Total current assets	33,452	26,929
Property and equipment, net (Note 2)	1,180	1,925
Total assets	$ 34,632	$ 28,854
LIABILITIES AND SHAREHOLDERS EQUITY		
Current liabilities:		
Accounts payable	$ 3,952	$ 2,792
Accrued liabilities	17,905	7,387
Total current liabilities	21,857	10,179
Subordinated debt to stockholder	10,000	10,000
Total liabilities	31,857	20,179
Shareholders equity:		
Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding	100	100
Additional paid-in capital	28,900	28,900
Retained earnings	(26,225)	(20,325)
Total equity	2,775	8,675
Total liabilities & shareholders equity	$ 34,632	$ 28,854

See accompanying notes to financial statements

Watkins Financial Services, Inc.

Statements of Income

	For the year ended December 31, 2003	For the year ended December 31, 2002
Revenues-commissions	$ 226,190	$ 250,635
General and administrative expenses	232,122	258,110
Income from operations	(5,932)	(7,475)
Other income (expense):		
Interest & dividends	32	252
Net income	$ (5,900)	$ (7,223)

See accompanying notes to financial statements

Watkins Financial Services, Inc.

Statements of Shareholders Equity

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance , January 1, 2002	1,000	$ 100	$ 28,900	$ (13,102)	$ 15,898
Net Income				(7,223)	(7,223)
Balance, December 31, 2002	1,000	$ 100	$ 28,900	$ (20,325)	$ 8,675
Net Income				(5,900)	(5,900)
Balance, December 31, 2003	1,000	$ 100	$ 28,900	$ (26,225)	$ 2,775

See accompanying notes to financial statements

Watkins Financial Services, Inc.

Statements of Cash Flows

	December 31, 2003	December 31, 2002
Cash flows from operating activities:		
Net income	$ (5,900)	$ (7,223)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	745	311
Change in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(5,939)	1,345
Increase (decrease) in:		
Accounts payable	1,160	27
Accrued liabilities	10,518	(9,279)
Net cash provided by operating activities	584	(14,819)
Cash flows from investing activities:		
Payments to acquire property and equipment	-	(2,236)
Net cash used in investing activities	-	(2,236)
Cash flows from financing activities:		
	-	-
Net cash used by financing activities	-	-
Net increase (decrease) in cash	584	(17,055)
Cash beginning of year	14,989	32,044
Cash at end of year	$ 15,573	$ 14,989

See accompanying notes to financial statements

Notes to Financial Statements

1. **Summary of Significant Accounting Policies**

Nature of operations

Watkins Financial Services, Inc. (the "Company") was incorporated in the state of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by Christopher Watkins (the shareholder).

The company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

Revenue and cost recognition

Revenues are recognized as follows:

- *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

- *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Income taxes

The Company has elected, with the consent of its shareholders, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Property and equipment

Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets.

Accounts receivable

No allowance for un-collectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2003.

Fair value of financial instruments

The fair value of financial instruments including cash, marketable securities, contracts receivable, accounts payable, accrued liabilities and notes payable approximate book values at December 31, 2003.

Concentrations of credit risk

The Company provides consulting and brokerage services to corporations, pension and retirement funds and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2003.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Long-lived assets

The Company accounts for impaired assets in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the impairment of long-lived assets to be disposed of." The Company reviews long-lived assets for possible impairments whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, as measured by a comparison of estimated future cash flows (undiscounted and without interest charges) to the carrying value of the asset. An impairment loss is then recognized if the carrying value of the asset exceeds the fair value of the asset. Assets held for sale are written down to their fair value, less cost to sell. Any subsequent revision in the fair value less cost to sell, not to exceed the original carrying cost, is charged or credited to income. This did not have an affect on the financial statements for 2003 or 2002.

2. Property and Equipment

	December 31, 2003	December 31, 2002
Assets		
Office equipment	$ 2,236	$ 2,236
Accumulated depreciation	(1,056)	(311)
Net property and equipment	$ 1,180	$ 1,925

Depreciation charges for all property and equipment were $ 745 and $ 311 for 2003 and 2002 respectively.

3. Related Party Transactions

The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2006 and has an interest rate of 0%. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had revenues of approximately $128,094 and $155,000 from these individuals and entities for the years ended December 31, 2003 and 2002, respectively.

4. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2003 and 2002, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Watkins Financial Services, Inc.

Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2003	December 31, 2002
Total equity	$ 2,775	$ 8,675
Add: Subordinated borrowing allowable in computation of net capital	10,000	10,000
Less: Non-allowable assets	(76)	(260)
Net capital	12,699	18,415
Minimum debt capital required	5,000	5,000
Excess net capital	7,699	13,415
Net capital @ 100%	$ 12,699	$ 18,415
Ratio of aggregate indebtedness to net capital	1.72 to 1	.55 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements of Rule 15c3-1.

Additional Information

daines goodwin cpas
a professional corporation

January 21, 2004

Report on Internal Control
Structure Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Watkins Financial Services, Inc.

In planning and performing our audit of the financial statements of Watkins Financial Statements, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling

this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the year ended December 31, 2003. Due primarily to the limited number of personnel working for the Company, and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Goodwin & Co P.C.